Exhibit 23.6

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated March 1, 2021, with respect to the consolidated balance sheets of American Equity Investment Life Holding Company and subsidiaries as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes and financial statement schedules I to V, and the effectiveness of internal control over financial reporting as of December 31, 2020, included in this Amendment No. 1 to Registration Statement Nos. 333-254942 and 333-254942-01 on Form F-1.

/s/ KPMG LLP

Des Moines, Iowa

May 18, 2021